OMB APPROVAL
                                        OMB Number:      3235-0145
                                        Expires:  October 31, 1994
                                        Estimated average burden
                                        hours per response   14.90


                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                 SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                             (Amendment No. 14)*



                               (Name of Issuer)



                        (Title of Class of Securities)



                                (CUSIP Number)



Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                     13G

CUSIP NO.  713-839108

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          David B. Perini
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [  ]
                                                       (b) [  ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

               5.   SOLE VOTING POWER
                    (a)  Common:                   97,238
 NUMBER OF          (b)  Preferred:                   700
                         Total Post Conversion:    97,701
  SHARES
               6.   SHARED VOTING POWER
BENEFICIALLY        (a)  Common:                  266,480
                    (b)  Preferred:                   300
 OWNED BY                Total Post Conversion:   266,679

   EACH        7.   SOLD DISPOSITIVE POWER
                    (a)  Common:                   97,238
 REPORTING          (b)  Preferred:                   700
                         Total Post Conversion:    97,701
  PERSON
               8.   SHARED DISPOSITIVE POWER
   WITH             (a)  Common:                  266,480
                    (b)  Preferred:                   300
                         Total Post Conversion:   266,679

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    (a)  Common:                  364,380
                    (b)  Preferred:                 1,000
                         Total Post Conversion:   365,042

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN    SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.
          8.43%

12.  TYPE OF REPORTING PERSON*
          Individual



                               Amendment No. 14

                                      to

                                 Schedule 13G


     The Schedule 13G as heretofore amended, is hereby further amended at December 31, 1993, as follows:

     Item 4.   Ownership

               See Boxes 5, 7, 9 and 11 of cover pages for shares owned beneficially at December 31, 1993.

               Of the 97,701 shares indicated as held by David B. Perini in Nos. 5 and 7 on the cover page hereof (p2), 27,300 shares are options granted by Perini Corporation.

               David B. Perini holds 97,701 shares with sole voting and dispositive power. This number includes 463 shares of Common Stock resulting from the assumed conversion of 700 shares of Convertible Preferred Stock (.662 shares of Common Stock for each share of Preferred Stock).

               David B. Perini also holds 266,679 shares with shared voting and dispositive power. This number includes 199 shares of
               Common Stock resulting from the assumed conversion of 300 shares of Convertible Preferred Stock (.662 shares of Common Stock for each share of Preferred Stock).

               Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               February 11, 1994

               DAVID B. PERINI


               By   /s/ Patricia A. Kelly
                    ---------------------------------------
                    Signature


                    Patricia A. Kelly, Authorized Representative
                    --------------------------------------------
                    Name/Title